FIRST TRUST EXCHANGE-TRADED FUND
                       120 EAST LIBERTY DRIVE, SUITE 400
                            WHEATON, ILLINOIS 60187


October 30, 2008


Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Request for Withdrawal
         First Trust Exchange-Traded Fund
         Registration on Form 8-A
         (File Nos. 333-125751 and 811-21774)

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, First Trust Exchange-Traded Fund (the "Registrant") hereby requests the withdrawal of the Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 27, 2008 by First Trust Exchange-Traded AlphaDEX(R) Fund on behalf of its series, First Trust Small Cap Core AlphaDEX(R) Fund (the "Fund") (Accession No. 0001445546-08-000461).

         The Registrant requests withdrawal of the Registration Statement because it was filed under an incorrect CIK number. No securities of the Fund were sold, or will be sold, pursuant to the Registration Statement.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND



By: /s/ W. Scott Jardine
    ----------------------------------------
    W. Scott Jardine, Secretary